Exhibit 99.1

News release…

Date: 22 September 2004
Ref: PR385g

Board Change

Oscar Groeneveld has now relocated to Brisbane to take up the role of Chief Executive, Aluminium, as announced on 21 July 2004. To align his position with that of other Rio Tinto Product Group Chief Executives, Mr Groeneveld has agreed to stand down from the Boards of Rio Tinto plc and Rio Tinto Limited, effective 1 October 2004.

Mr Groeneveld has made a very valuable contribution to the Board and, with other Product Group Chief Executives, will continue to contribute to its discussions and deliberations.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

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